Exhibit 1.4

FOR IMMEDIATE RELEASE

January 14, 2013

Alamos Announces 40% Premium Takeover Offer for Aurizon

Toronto, Ontario (January 14, 2013) – Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) announced today that it has commenced an offer to acquire Aurizon Mines Ltd. (“Aurizon”) for approximately C$780 million in cash and shares (the “Offer”). The Offer will remain open until 5:00 p.m. (Toronto time) on February 19, 2013 unless withdrawn or extended. Alamos has also applied to list its common shares (“Alamos Shares”) on the New York Stock Exchange (the “NYSE”) under the symbol “AGI”.

Under the terms of the Offer, Alamos proposes to acquire all of the outstanding common shares of Aurizon (“Aurizon Shares”) for consideration value of C$4.65 per Aurizon Share. Each Aurizon shareholder can elect to receive consideration per Aurizon Share of either C$4.65 in cash (the “Cash Alternative”) or 0.2801 of an Alamos Share (the “Share Alternative”), subject in each case to pro-ration based on a maximum cash consideration of C$305,000,000 and maximum number of Alamos Shares issued of 23,500,000.

The Offer reflects a premium of approximately 40% based on the closing price of C$3.33 for the Aurizon Shares on the TSX on January 9, 2013, and a premium of approximately 37% based on the volume-weighted average price of the Aurizon Shares on the TSX for the 20 trading days ended January 9, 2013.

Full details of the Offer are included in the formal Offer and take-over bid circular that will be filed today with securities regulatory authorities (together with all related documents). Alamos will formally request an Aurizon security holder list today. The take-over bid documents will be mailed to Aurizon shareholders.

As of today, Alamos owns 26,507,283 Aurizon Shares, representing over 16% of the issued and outstanding Aurizon Shares.

Alamos President and Chief Executive Officer, John McCluskey, said “We believe that our Offer presents an attractive alternative for Aurizon shareholders. In addition to the Aurizon Shares we recently acquired, shortly before announcing our Offer, we approached a select few major institutional holders of Aurizon Shares. Each of these holders was supportive of us making the Offer. This response adds to our confidence that our Offer is attractive to Aurizon shareholders. We believe the combined companies will form one of the strongest and lowest risk production and growth profiles in the gold sector today. The Offer, combining the world class assets of the two companies, demonstrates Alamos’ ability to identify and pursue opportunities that present a strong strategic fit with our goal to become a leading intermediate gold producer.”

Highlights of the Transaction

Alamos believes that the Offer is attractive to Aurizon shareholders for the following reasons:

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Significant Premium. Based on the closing price of C$16.60 per Alamos Share on the TSX on January 9, 2013, the consideration offered under the Offer has a value of C$4.65 per Aurizon Share, representing a premium of approximately 40% and 39%, respectively, over the closing price of C$3.33 and $3.39 per Aurizon Share on the TSX and NYSE MKT on January 9, 2013. Based on the volume-weighted average price of Alamos Shares on the TSX for the 20 trading days ended January 9, 2013, the Offer represents a premium of approximately 37% over the volume-weighted average price of the Aurizon Shares on the TSX and NYSE MKT for the same period.

TRADING SYMBOL: TSX:AGI

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Creation of a Leading Intermediate Gold Company. The combination of Alamos and Aurizon will immediately create a new leading intermediate gold mining company with increased diversification, scale and liquidity. The combined entity is anticipated to have an estimated market capitalization of approximately $2.6 billion, with enhanced visibility among the international investor community as well as continued exposure to the North American capital markets through listings on both the TSX and the NYSE. The combined company, with two steady producing, low cost mines located in stable jurisdictions, will be strongly positioned for growth.

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Established, Well-funded, Shareholder Focused Team in Place. Alamos offers Aurizon shareholders the benefits of both the project development and operation expertise of the Alamos management team as well as access to pro forma combined estimated cash and cash equivalents and short-term investments of approximately $209.7 million with which to advance projects without any near-term dilution. Alamos will continue to be guided by a board of directors and management team with extensive project development, acquisition, operation and other relevant industry experience necessary to advance projects from the exploration stage through production and to create shareholder value by doing so.

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Financial Capability to Secure Future of Aurizon’s Assets. Alamos’s balance sheet and operating cash flow will be available to support the strong growth profile of the combined company without an expectation of a need for any equity capital raisings. Alamos will remain unhedged and debt-free. Alamos is also well placed to take advantage of the exploration potential of the combined entity to unlock the upside potential for all shareholders. The Offer provides a much needed growth profile for Aurizon shareholders. Alamos expects to continue its strong dividend policy.

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Exposure to Other Attractive Mineral Projects. Aurizon shareholders who tender to the Offer will gain exposure to the world-class projects of Alamos, including the producing Mulatos mine in Mexico, one of the world’s most profitable gold mines. Alamos also owns a 100% interest in the advanced-stage gold projects – the Ağı Dağı and Kirazlı projects – in Turkey and has other earlier-stage exploration properties in both Mexico and Turkey. The significant production profile of the combined companies will allow Aurizon shareholders who receive Alamos Shares to increase their exposure to the strong gold price environment over the short to mid-term.

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Management Track Record in Developing and Managing World-Class Gold Projects. Alamos has a management team with a solid track record and proven experience in the gold industry. The Alamos management team has demonstrated its ability, via the Mulatos mine in Mexico, to identify, explore, finance, construct, commission and operate a world-class gold mine. It is also applying this experience to the development of the Ağı Dağı and Kirazlı projects in Turkey, which remain on track and on budget.

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Opportunity for Continued Participation in Aurizon’s Assets. To the extent that Aurizon shareholders receive Alamos Shares as part of their consideration under the Offer, they will benefit from any future increases in value associated with the continued exploration and development of Aurizon’s portfolio of assets, as well as production at Aurizon’s flagship Casa Berardi gold mine.

•	Opportunity to Elect Consideration. The Offer provides Aurizon shareholders with the opportunity to determine the consideration that they receive under the Offer,

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TRADING SYMBOL: TSX:AGI

either the Cash Alternative or the Share Alternative, subject in each case to pro-ration. The Cash Alternative permits Aurizon shareholders to elect to receive up to 100% in cash consideration (subject to pro-ration) in exchange for their Aurizon Shares to lock in the premium offered under the terms of the Offer, while the Share Alternative permits Aurizon shareholders to elect to receive up to 100% in Alamos Shares (subject to pro-ration) in exchange for their Aurizon Shares and thereby maintain maximum exposure to the significant upside potential of the combined Alamos and Aurizon company going forward.

•

Opportunity to Defer Canadian Taxation on Capital Gains. To the extent that Aurizon shareholders receive Alamos Shares as consideration under the Offer, certain Aurizon shareholders will be entitled, depending on the circumstances, to a full or partial deferral of Canadian taxation on capital gains.

Funding and Conditions

The Offer will be fully financed and will not require approval by Alamos shareholders. The Offer will be open for acceptance for at least 35 days following the mailing of the take-over bid circular and will be subject to customary conditions, including there being validly deposited under the Offer such number of Aurizon Shares which, together with Aurizon Shares directly or indirectly owned by Alamos and its affiliates, constitutes at least 66 2/3% of the total outstanding Aurizon Shares (calculated on a fully diluted basis), Aurizon shall not have adopted a shareholder rights plan, subject to certain limited exceptions, no material adverse changes, and receipt of all necessary governmental or regulatory approvals and other customary unsolicited offer conditions.

Important Notice

This press release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Alamos or Aurizon.

Alamos encourages shareholders of Aurizon to read the full details of the Offer set forth in the formal Offer and take-over bid circular, which contains the full terms and conditions of the Offer and other important information as well as detailed instructions on how Aurizon shareholders can tender their Aurizon Shares to the Offer. For assistance in depositing Aurizon Shares to the Offer, Aurizon shareholders should contact Kingsdale Shareholder Services Inc., the depositary and information agent for the Offer, at 1-866-851-3214 (North American Toll Free Number) or 416-867-2272 (outside North America).

On January 14, 2013, Alamos will file with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 and a tender offer statement on Schedule TO in connection with the Offer, which are available free of charge through the SEC’s website at www.sec.gov.

The Offer and take-over bid circular and these other documents also may be obtained free of charge by directing a request to the Investor Relations department of Alamos.

Advisors and Counsel

Alamos has retained Dundee Capital Markets to act as its financial advisor in connection with the Offer. Alamos’ legal counsel is Torys LLP.

Conference Call Details

Alamos will host a conference call on January 14, 2013 at 10 a.m. Eastern Time. Participants may join the call by dialing (416) 340-2216 or 1 (866) 226-1792, or via webcast at

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TRADING SYMBOL: TSX:AGI

www.alamosgold.com. A playback will be available until March 8, 2013 at (905) 694-9451 or 1 (800) 408-3053. The pass code for the conference call playback is 4914307. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $350 million in cash and short-term investments, is debt-free, and unhedged to the price of gold. As of December 31, 2012, Alamos had 120,871,408 common shares outstanding (125,531,708 shares fully diluted), which are traded on the TSX under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman

Vice President, Investor Relations

(416) 368-9932 x 401

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements in this News Release are “forward-looking statements”, including within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’s expectations include, among others, risks related to the Offer, fluctuations in the value of the consideration; integration issues; the effect of the Offer on the market price of Alamos Shares; the exercise of dissent rights in connection with a compulsory acquisition or subsequent acquisition transaction; the liquidity of the Aurizon Shares; risks associated with Aurizon becoming a subsidiary of Alamos; differences in Aurizon shareholder interests; the reliability of the information regarding Aurizon; change of control provisions; risks associated with obtaining governmental and regulatory approvals; failure to maintain effective internal controls; the liquidity of Alamos Shares on the NYSE; the effect of the Offer on non-Canadian Shareholders: and risks related to the on-going business of Alamos, including risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’s Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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TRADING SYMBOL: TSX:AGI

The information in this announcement concerning Aurizon and Aurizon’s assets and projects is based on publicly available information and has not been independently verified by Alamos.

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